SEC File No. 82-34751

# Elementis plc

## Documents Furnished Under Cover of Letter Dated April 9, 2010

| Number | Document Description | Document Number | Date of Document |
|---|---|---|---|
| 1. | HUG Regulatory Announcement | HUG1401097 | April 7, 2010 |


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**SEC File No. 82-34751**

| | |
|---|---|
| **Company** | Elementis PLC |
| **TIDM** | ELM |
| **Headline** | Holding(s) in Company |
| **Released** | 12:18 07-Apr-2010 |
| **Number** | HUG1401097 |

**TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES**

**1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:** Elementis plc

**2 Reason for the notification** (please tick the appropriate box or boxes):

| | |
|---|---|
| An acquisition or disposal of voting rights | X |
| An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached | |
| An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments | |
| An event changing the breakdown of voting rights | |
| Other (please specify): | |

| | |
|---|---|
| **3. Full name of person(s) subject to the notification obligation:** | Lloyds Banking Group plc |
| **4. Full name of shareholder(s)** (if different from 3.): | See Section 9 |
| **5. Date of the transaction and date on which the threshold is crossed or reached:** | 01 April 2010 |
| **6. Date on which issuer notified:** | 06 April 2010 |
| **7. Threshold(s) that is/are crossed or reached:** | Direct / Indirect holdings increased to above 6% |

**8. Notified details:**

**A: Voting rights attached to shares**

| **Class/type of shares** | **Situation previous to the triggering transaction** | | **Resulting situation after the triggering transaction** | | |
|---|---|---|---|---|---|
| if possible using the ISIN CODE | **Number of** | **Number of** | **Number of shares** | **Number of voting rights** | **% of voting rights** |

| | Shares | Voting Rights | Direct | Direct | Indirect | Direct | Indirect |
|---|---|---|---|---|---|---|---|
| Ord.5p ISIN GB0002418548 | 26,215,243 | 26,215,243 | 1,367,026 | 1,367,026 | 26,385,678 | 0.305% | 5.888% |

**B: Qualifying Financial Instruments**

**Resulting situation after the triggering transaction**

| Type of financial instrument | Expiration date | Exercise/ Conversion Period | Number of voting rights that may be acquired if the instrument is exercised/ converted. | % of voting rights |
|---|---|---|---|---|

N/A

**C: Financial Instruments with similar economic effect to Qualifying Financial Instruments**

**Resulting situation after the triggering transaction**

| Type of financial instrument | Exercise price | Expiration date | Exercise/ Conversion period | Number of voting rights instrument refers to | % of voting rights | |
|---|---|---|---|---|---|---|
| | | | | | Nominal | Delta |

**Total (A+B+C)**

| Number of voting rights | Percentage of voting rights |
|---|---|
| 27,752,704 | 6.193% |

**9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:**

27,287,038 shares (6.089%) are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

**Proxy Voting:**

**10. Name of the proxy holder:** N/A

**11. Number of voting rights proxy holder will cease to hold:** N/A

**12. Date on which proxy holder will cease to hold voting rights:** N/A

**13. Additional information:** Notification using the total voting rights figure of 448,159,747

**14. Contact name:** Matthew Wilson

**15. Contact telephone number:** 0113 235 7729

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

7 April 2010

HUG#1401097

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